Exhibit 1.01

The Buckle, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

The Buckle, Inc. (the "Buckle") is a retailer of medium to better-priced casual apparel, footwear, and accessories for fashion-conscious young men and women. As of June 1, 2015, Buckle operated 463 retail stores in 44 states throughout the continental United States under the names "Buckle" and "The Buckle." Buckle markets a wide selection of mostly brand name casual apparel including denims, other casual bottoms, tops, sportswear, outerwear, accessories, and footwear. Buckle emphasizes personalized attention to its customers and provides customer services such as free hemming, free gift-wrapping, easy layaways, the Buckle private label credit card, and a frequent shopper program. Most stores are located in regional, high-traffic shopping malls and lifestyle centers, and this is Buckle's strategy for future expansion. The majority of Buckle's central office functions, including purchasing, pricing, accounting, advertising, and distribution, are controlled from its headquarters and distribution center in Kearney, Nebraska. Buckle’s men’s buying team and a portion of its marketing team are located in Overland Park, Kansas.

Buckle's principal executive offices are located at 2407 West 24th Street, Kearney, Nebraska 68845. Buckle's telephone number is (308) 236-8491. Buckle publishes its corporate website at www.buckle.com.

All references herein to “Buckle” refer to The Buckle, Inc. and its subsidiary, Buckle Brands, Inc.

Pursuant to the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Buckle makes the following disclosures regarding its due diligence efforts and their results:

(1)     Due Diligence:

Buckle has exercised due diligence measures on the source and chain of custody of conflict minerals that are necessary to the functionality or production of products manufactured or contracted to be manufactured by Buckle. Such measures conform to the nationally recognized framework of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, which include the following five steps:

1.
Development and strengthening of internal management systems. Buckle has adopted and clearly communicated a Conflict Minerals Policy (“Policy”) to its suppliers, which sets forth the standards against which Buckle’s due diligence efforts will be conducted. The Policy requires that its suppliers not knowingly source any conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. The Policy also requires that, except for scrap and recycled materials, suppliers use smelters that are designated by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC-GeSI”) as Conflict-Free Smelters to source any conflict minerals.

In addition, Buckle requires that its direct suppliers abide by Buckle’s Code of Conduct and Standards of Engagement, which includes language regarding Buckle’s expectations of its suppliers’ employment, health and safety, environmental, product quality and safety practices. Suppliers are required to adhere to these expectations and ensure that their contractors and subcontractors adhere to them as well.

Exhibit 1.01

2.
Commencement of risk assessment of the supply chain in cooperation with suppliers. Buckle has performed a risk assessment of its supply chain. As part of that assessment, Buckle’s suppliers were required to complete the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template that was created by the EICC-GeSI (“Template”).

3.
Risk mitigation in the supply chain, through design and implementation of strategies. Buckle’s Conflict Minerals Policy requires its suppliers to develop their own conflict minerals policies and management systems to ensure Buckle standards are adhered to throughout their supply chains. Violation of Buckle’s Conflict Minerals Policy, as well as any violation of its Code of Conduct and Standards of Engagement, could result in termination of Buckle’s business relationship with an offending supplier.

4.	Participation in audit programs as they are developed and as required by 17 CFR 240.13p-1. Buckle will have its due diligence measures audited by an independent third party as required by law.

5.
Describe annually due diligence efforts and make the report available internally and publicly on our website. Buckle’s annual Conflict Minerals Report is publicly accessible on www.buckle.com, under the SEC Filings page.

Based upon the results of Buckle’s due diligence measures conducted for calendar year 2014 (“Reporting Period”), Buckle was unable to determine the origin of the conflict minerals used in some of its products, which accounted for .16% of the products surveyed for the reporting period. These products are described in further detail in Section (2) below (“Products”). It was determined that all other products either (i) did not originate in the Democratic Republic of the Congo or an adjoining country, or (ii) came from recycled or scrap sources. As such, an independent private sector audit was not required for the reporting period.

Since the end of the Reporting Period covered in this Conflict Minerals Report, Buckle has implemented additional proactive and preventative due diligence measures to mitigate the risk that any conflict minerals, necessary to our products, benefit armed groups by implementing additional proactive and preventative due diligence measures. Buckle is currently working with the supplier of the Products listed below (“Supplier”) to ensure that any conflict minerals used in future products supplied to Buckle are purchased from smelters that are certified by the EICC-GeSI or come from recycled or scrap materials. The Supplier has confirmed that, by Fall 2015, it will discontinue production at the factory where the Products were manufactured. If the Supplier cannot demonstrate that its use of necessary conflict minerals in future products did not finance or benefit armed groups, or come from scrap or recycled materials, Buckle will consider terminating its relationship with the Supplier.

Exhibit 1.01

(2)    Product Description:
In efforts to determine the mine or location of origin of its conflict minerals, Buckle required the Supplier to complete a Template based on information that the Supplier was able to obtain from its own suppliers and factories. The Supplier’s factory that manufactured the Products, which included 35 styles of exclusive Miss Me handbags, wallets, and backpacks, provided information regarding its use of tin, tantalum, tungsten and gold that the Supplier believed to be inaccurate as it relates to Buckle’s Products. The Supplier noted that it is unlikely that the Products contain any conflict minerals other than tin, and it is possible that the factory did not understand how to accurately complete the Template. In an effort to reach a definitive conclusion, the Supplier requested additional information and clarification from the factory, but did not receive any further response. As such, the Supplier was unable to determine the smelters and countries of origin of the tin or any other conflict minerals potentially used in those Products.
The Supplier’s due diligence measures, which will also be applied to future products provided to Buckle, included the following:

1.	Distributing the Template to its suppliers and factories;

2.	Collecting conflict minerals information on an annual basis and in advance of termination of business with a supplier or factory;

3.	Requiring that its suppliers and factories provide products that are “DRC Conflict-Free”;

4.	Entering into corrective action plans with its suppliers and factories, as necessary, to attempt to better determine the source of tin used in their products.

5.	By Fall 2015, discontinuing production with the factory that manufactured the Products.

3